Exhibit 99.29

FORM 51-102F3

Material Change Report

Item 1    Name and Address of Company

Greenbrook TMS Inc. (“Greenbrook” or the “Company”)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

Item 2    Date of Material Change

February 1, 2021.

Item 3    News Release

A news release was issued by Greenbrook on February 1, 2021 through the facilities of Business Wire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4    Summary of Material Change

On February 1, 2021, Greenbrook announced that, in conjunction with its application to list its common shares (the “Common Shares”) on The NASDAQ Stock Market LLC (“NASDAQ”), the Company has completed the consolidation of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares (the “Share Consolidation”).

Item 5    Full Description of Material Change

5.1 - Full Description of Material Change

On February 1, 2021, Greenbrook announced that, in conjunction with its application to list its Common Shares on NASDAQ, the Company has completed the consolidation of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares.

On February 1, 2021, Greenbrook filed articles of amendment which implemented the Share Consolidation and the Company anticipates that its Common Shares will begin trading on a post-consolidation basis on the Toronto Stock exchange (“TSX”) at the market open on February 4, 2021 under its current trading symbol “GTMS”.

The Share Consolidation resulted in the number of issued and outstanding Common Shares being reduced from approximately 67.5 million to approximately 13.5 million, on a non-diluted basis. No fractional Common Shares were issued as a result of the Share Consolidation. Any fractional interest in Common Shares that would otherwise result from the Share Consolidation was rounded up to the next whole Common Share, if the fractional interest was equal to or greater than one-half of a Common Share, and was rounded down to the next whole Common Share if the fractional interest was less than one-half of a Common Share. The exercise price and number of Common Shares issuable upon the exercise of outstanding stock options, warrants or other convertible securities were proportionately adjusted to reflect the Share Consolidation in accordance with the terms of such securities.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6    Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8    Executive Officer

For further information, please contact William Leonard, President and Chief Executive Officer, at (855) 797-4867.

Item 9    Date of Report

February 2, 2021.